UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

INTERNATIONAL SPEEDWAY CORPORATION
(Name of the Issuer)

International Speedway Corporation
NASCAR Holdings, Inc.
Nova Merger Sub, Inc.
James C. France
Lesa France Kennedy
Western Opportunity Limited Partnership
Carl Investment Limited Partnership
Carl Two Limited Partnership
Carl Three Limited Partnership
Sierra Central, LLC
Principal Investor Company
Quaternary Investment Company
Carl Two, LLC
Carl Three, LLC
(Name of Persons Filing Statement)

Class A Common Stock, $.01 Par Value
Class B Common Stock, $.01 Par Value
(Title of Class of Securities)

460335201 (Class A Common Stock)
460335-30-0 (Class B Common Stock)
(CUSIP Number of Class of Securities)

W. Garrett Crotty International Speedway Corporation One Daytona Boulevard Daytona Beach, Florida 32114 (386) 254-2700	Karen Leetzow NASCAR Holdings, Inc. One Daytona Boulevard Daytona Beach, Florida 32114 (386) 947-6884

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael A. Gold	Edward D. Herlihy	Jonathan Gordon
Saul Ewing Arnstein & Lehr LLP	David E. Shapiro	Beverly B. Reyes
1919 Pennsylvania Avenue,	Wachtell, Lipton, Rosen & Katz	Baker Botts L.L.P.
Suite 550	51 West 52nd Street	30 Rockefeller Plaza
Washington, DC 20006	New York, New York 10019	New York, New York 10012
(202) 295-6651	(212) 403-1000	(212) 408-2500

This statement is filed in connection with (check the appropriate box):

☒	a.
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Exchange Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,280,859,146	$155,241

(*)	Calculated solely for purposes of determining the filing fee. The underlying value of the transaction was based upon the value of the securities to be acquired in accordance with Rule 0-11(b)(2) of the Exchange Act based on the sum of (a) the product of 28,455,456 shares of Class A Common Stock and Class B Common Stock and the per-share merger consideration of $45.00 and (b) the product of (i) 18,792 shares of Class A Common Stock and Class B Common Stock issuable upon exercise of options to purchase shares of common stock and (ii) the difference between $45.00 and the weighted average exercise price of such options of $25.65, as of May 31, 2019.
(**)	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Exchange Act by multiplying 0.0001212 by the aggregate transaction valuation.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $155,241

Form or Registration No.: Preliminary Proxy Statement on Schedule 14A (File No. 000-02384)

Filing Party: International Speedway Corporation

Date Filed: July 5, 2019

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) International Speedway Corporation (the “Company”), a Florida corporation and the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and Class B common stock, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Company Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) NASCAR Holdings, Inc. (“Parent”), a Florida corporation; (iii) Nova Merger Sub, Inc. (“Merger Sub”), a Florida corporation; (iv) James C. France, the Chairman of the board of directors of the Company (the “Board”); (v) Lesa France Kennedy, the Company’s Vice Chairwoman and Chief Executive Officer; (vi) Western Opportunity Limited Partnership, a Florida limited partnership; (vii) Carl Investment Limited Partnership, a Florida limited partnership; (viii) Carl Two Limited Partnership, a Florida limited partnership; (ix) Carl Three Limited Partnership, a Florida limited partnership; (x) Sierra Central, LLC, a Florida limited liability company; (xi) Principal Investor Company, a Florida corporation; (xii) Quaternary Investment Company, a Florida corporation; (xiii) Carl Two, LLC, a Florida limited liability company; and (xiv) Carl Three, LLC, a Florida limited liability company. Collectively, the persons filing this Final Amendment are referred to as the “filing persons.”

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is subject to this Final Amendment.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Rule 13E-3 Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Final Amendment and the Company’s definitive proxy statement filed with the SEC on September 17, 2019 (the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Final Amendment and the Proxy Statement was supplied by such filing person. No filing person, including the Company, is responsible for the accuracy of any information supplied by any other filing person.

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Item 15.	Additional Information (Regulation M-A Item 1011)

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On October 16, 2019, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to (i) approve the Agreement and Plan of Merger, dated as of May 22, 2019, by and among the Company, Parent and Merger Sub (the “Merger Agreement”) and (ii) approve, by a non-binding, advisory vote, specified compensation that may become payable to the named executive officers of the Company in connection with the Merger (as defined below).

On October 18, 2019, the Company filed Articles of Merger with the Secretary of State of the State of Florida, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

At the effective time of the Merger, each share of Company Common Stock issued and outstanding immediately prior to such time, other than (i) shares owned by Parent and Merger Sub (including Rollover Shares (as defined in the Merger Agreement)), (ii) shares owned by the Company as treasury stock and (iii) shares owned by shareholders who have not voted in favor of approving the Merger Agreement and complied with the applicable provisions of the Florida Business Corporations Act to perfect their appraisal rights, was converted into the right to receive $45.00 in cash per share, without interest, and, once converted, was automatically cancelled and ceased to exist.

As a result of the Merger, the Class A Common Stock has ceased to trade on the Nasdaq Global Select Market (“Nasdaq”) and became eligible for delisting from Nasdaq and termination of registration under the Exchange Act. In addition, the Class B Common Stock has ceased to be quoted on the Over-The-Counter Bulletin Board and became eligible for termination from registration under the Exchange Act. The Company has requested that Nasdaq file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Class A Common Stock from Nasdaq. The Company intends to file a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act with respect to the Company Common Stock as promptly as practicable.

Item 16.	Exhibits (Regulation M-A Item 1016)

The information set forth in response to Item 1016 of Regulation M-A is hereby amended and supplemented by the addition of the following exhibit thereto:

Exhibit Number	Description of Document
(a)(12)	Reminder Letter dated October 7, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 7, 2019).

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 18, 2019

INTERNATIONAL SPEEDWAY CORPORATION

By:	/s/ John R. Saunders
	Name:	John R. Saunders
	Title:	President

NASCAR HOLDINGS, INC.

By:	/s/ James C. France
	Name:	James C. France
	Title:	Chief Executive Officer

NOVA MERGER SUB, INC.

By:	/s/ James C. France
	Name:	James C. France
	Title:	Chief Executive Officer

JAMES C. FRANCE
/s/ James C. France
James C. France

LESA FRANCE KENNEDY
/s/ Lesa France Kennedy
Lesa France Kennedy

WESTERN OPPORTUNITY LIMITED PARTNERSHIP

By: Principal Investor Company, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

By: Sierra Central, LLC, its general partner

By:	/s/ Lesa France Kennedy
	Name:	Lesa France Kennedy
	Title:	Manager and Sole Member

CARL INVESTMENT LIMITED PARTNERSHIP

By: Quaternary Investment Company, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

CARL TWO LIMITED PARTNERSHIP

By: Carl Two, LLC, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member

CARL THREE LIMITED PARTNERSHIP

By: Carl Three, LLC, its general partner

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member

SIERRA CENTRAL, LLC

By:	/s/ Lesa France Kennedy
	Name:	Lesa France Kennedy
	Title:	Manager and Sole Member

PRINCIPAL INVESTOR COMPANY

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

QUATERNARY INVESTMENT COMPANY

By:	/s/ James C. France
	Name:	James C. France
	Title:	President

CARL TWO, LLC

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member

CARL THREE, LLC

By:	/s/ James C. France
	Name:	James C. France
	Title:	Manager and Sole Member

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